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Exhibit 4.5

Form of Standard MTIP 2004 and 2005 Invitation
Letter to Current Members of
Management Board

Dear Sir (Member of the Management Board),

        Beginning in fiscal year 2004, Deutsche Telekom AG will introduce a market based Mid-Term Incentive Plan (MTIP) as part of a competitive total compensation package. As a global, group-wide compensation instrument, this plan will replace the 2001 Stock Option Plan. The conditions of the individual plans, each with a respective measurement period of three years, is expected to follow annually during the next five years. The Company will decide separately on any respective new conditions and allotment amounts each year.

        I am pleased to inform you that you may participate in the first/second tranche of the MTIP.

        The first/second tranche begins on January 1, 2004/2005 (the plan end is December 31, 2006/2007) and will be based on two measures of success, one of which is absolute and the other of which is relative. Your maximum obtainable incentive amount is EUR            .

        The first half of this maximum amount will be reached if there is an increase in the Deutsche Telekom share price of at least 30 percent at the end of the plan. The second half will be payable, if the total return of the Deutsche Telekom share outperforms the DJ EURO STOXX Total Return Index at the end of the plan. The benchmark for the assessment will be based on the last 20 trading days before the start and at the end of the 2004/2005 Plan.

        The payment of the incentive amount of the first/second tranche will follow in the first quarter of 2007/2008 if one or both of the success parameters is reached. The basis for participation in the program is contained in the Terms & Conditions, which are currently being prepared.

        I am convinced that we have created a market based financial incentive for your responsibility in the company and a challenge to the realization of our ambitious goals. Through these actions, the company will ultimately be positioned to face future challenges in the market.

        I wish you all possible success in the company and look forward to continued cooperation.

Sincerely yours,

This translation is for convenience purposes only. The German version shall prevail.

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Form of Standard MTIP 2004 and 2005 Invitation Letter to Current Members of Management Board